[GRUPO FINANCIERO GALICIA LOGO]




FOR IMMEDIATE RELEASE

For more information contact:

Peter Richards
Managing Director
Telefax: (011) (5411) 4343-7528
prichards@gfgsa.com




           BANCO GALICIA URUGUAY'S DEPOSITS RESCHEDULING PROPOSAL GETS
           -----------------------------------------------------------
                                 JUDGE APPROVAL
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(Buenos Aires,  Argentina,  December 24, 2002) - Grupo  Financiero  Galicia S.A.
("Grupo Galicia") (BCBA: GGAL, NASDAQ: GGAL) announced that the rescheduling proposal for 100% of Banco Galicia Uruguay's deposits in dollars that had been accepted by 82% of total depositors, was approved by the intervening judge. This rescheduling will be now applied to 100% of depositors.

The first 3% in cash repayment will occur during the first days of January after receiving the Uruguayan Central Bank's instructions.

The favorable reply of Banco Galicia Uruguay's depositors represent the confidence in the bank as a result of a longstanding reputation of Banco Galicia in the financial system.